SCHEDULE 5(c)

The following transactions were conducted by the Reporting Persons in the last 60 days:

•	On August 1, 2025, Mr. Paul B. Prager received a grant of 2,500,000 restricted stock units, each representing a contingent right to receive a share of Common Stock.
•	On July 7, 2025, Beowulf E&D Holdings received 1,795,580 shares of Common Sock as earnout consideration pursuant to that certain Membership Interest Purchase Agreement, dated as of May 21, 2025, among E&D Holdings, TeraCub Inc. and the issuer.
•	On June 18, 2025, Beowulf E&D Holdings contributed 1,000,000 shares to Somerset Goods & Services Trust for no consideration.